Item 77Q1(b) Exhibit




Warburg, Pincus Trust- Small Company Growth Portfolio

Change to definition of "small company" as follows:

"The Fund/Portfolio considers a "small company" to be one that has a market capitalization, measured at the time of the Fund/Portfolio purchases a security of that company, within the range of capitalizations of companies represented in the Russell 2000 Index. (As of February 4, 1998, the Russell 2000 Index included companies with market capitalizations between $22.9 million and $2.5 billion.) Companies whose capitalization no longer meets this definition after purchase continue to be considered small companies for purposes of the Fund/Portfolio's policy of investing at least 65% of its assets in small companies. In addition, the Fund/Portfolio has the flexibility to invest in companies with a market capitalization of any size when the 65% policy is met. As a result of these policies, the average market capitalization of the Fund/Portfolio at any particular time may exceed $2.5 billion, particularly at times when the market values of small company stocks are rising."

Clarification to exclude securities of foreign issuers from the fund's 65% policy on investing in small companies.

Change to permit investment of up to 20% of total assets to purchase securities on a when-issued basis and purchase and sell securities on a delayed-delivery basis



Warburg, Pincus Trust- Emerging Markets Portfolio

Change to remove 10% limitation on investing in securities of "special situations"